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                       ANGELES INCOME PROPERTIES, LTD. II

                                  May 8, 1998


Dear Limited Partner:

         The Managing General Partner has been advised that Everest Properties II, LLC ("Everest Properties") has mailed to some Limited Partners an offer to purchase up to 3,000 units of limited partnership interest ("Units") in Angeles Income Properties, Ltd. II (the "Partnership") for $160 per Unit, which amount will be reduced by, among other things, any transfer fees charged by the Partnership (the "Everest Offer"). In response to the Everest Offer, Broad River Properties, L.L.C. ("Broad River"), which is an affiliate of the Managing General Partner, has increased its purchase price and now seeks to purchase up to 40,000 Units for $160 per Unit (the "Broad River Offer").

         Due to the affiliation between the Managing General Partner of the Partnership and Broad River, the Managing General Partner is subject to certain conflicts of interest in connection with the response to the Broad River Offer. As a result, the Partnership and the Managing General Partner are remaining neutral as to whether Limited Partners should tender their Units in response to either the Broad River Offer or the Everest Offer.

         In the event that Limited Partners wish to tender their Units, however, the Partnership and the Managing General Partner recommend against the Everest Offer for the following reasons. First, Everest Properties will reduce its purchase price of $160 per Unit by the amount of transfer fees ($150 per tender) charged by the Partnership, whereas Broad River will pay such fees on behalf of Limited Partners who tender in response to its offer. Everest Properties, therefore, is actually offering a lower net purchase price than that offered by Broad River. Second, the Everest Offer is on a "first-received, first-buy" basis and thus does not provide withdrawal rights, whereas the Broad River Offer does afford Limited Partners withdrawal rights. Thus, in the event a higher offer were made, Limited Partners who had previously tendered to Everest Properties would not be able to withdraw and accept the higher offer.

                                  Sincerely,


                                  Angeles Income Properties, Ltd. II